

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

February 7, 2008

Via U.S. Mail

Mr. John E. Maguire
Chief Financial Officer
CanWest MediaWorks Inc.
31st Floor, CanWest Global Place
201 Postage Ave.,
Winnipeg, Manitoba
Canada R3B 3L7

      **RE:**    **CanWest MediaWorks Inc.**
              **Form 20-F for the fiscal year ended August 31, 2007**
              **Filed December 19, 2007**
              **File No. 333-13878**

Dear Mr. Maguire:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Fiscal Year Ended August 31, 2007

Financial Statements and Notes
Significant Accounting Policies
Principles of consolidation, page F-7

1.     With a view towards expanded disclosure in future filings, please respond to each of the following questions regarding your policy of consolidating Super FM, MetroFM, Joy FM and Joy Turk FM, described in the second paragraph on page F-8.

    a.  Explain to us your relationship with the referenced third party and the nature of other transactions with this party, if any.

    b.  Tell us how you account for the investments in these Turkish radio stations under US GAAP.

    c.  With respect to each radio station, tell us if it is a variable interest entity under the guidance in paragraph 5 of FIN 46R and explain why.

    d.  If it is a variable interest entity, also explain to us you consideration of the guidance in paragraphs 17 and 18 of FIN 46R when determining that you are or are not the primary beneficiary.

10. Puttable Interest in subsidiary, F-27

2.     We note your disclosures on page 44 that you hold two thirds of the voting shares and approximately 35% equity interest in CW Investments, the parent company of CW Media, which indirectly holds the broadcast operations of Alliance Atlantis.  Explain to us and disclose how you have acquired two thirds of the voting shares while you own 35% equity in CW investments.

3.     Tell us and disclose the expected settlement amounts (in 2011 and 2013) in which the financial liability of the Goldman Sachs' put rights will accrete up to, and explain how you determined the amounts.

13. Income Taxes, page F-31

4.     We note you recorded an out of period adjustment of CAN $6.6 million to your income tax provision in 2005, which you have determined was not material to fiscal year 2005 and previous year results. In this regard, explain to us how you accounted for these adjustments under US GAAP, and if different, where you have reflected the difference in your Canadian and US GAAP reconciliation of net earnings on page F-49.

19. Related Party Balances and Transactions, page F-37

5.      We note your provision for loan impairment in the amount of CAN $ 421 million in FY 2007 and 2006 in connection with the loans from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc.  Tell us the business reasons for the loans and how you have accounted for the provision under US GAAP.

25. United States Accounting Principles
Comparative Reconciliation of Net Earnings (Loss), page F-49

6.      Please provide basic and diluted earning per share data and the corresponding number of shares used in computing them in accordance with US GAAP.

\*   \*   \*   \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director